TransAlta named to North American Dow Jones Sustainability Index for Third Consecutive Year

CALGARY, Alberta (September 8, 2008) – TransAlta Corporation (TSX:TA) (NYSE:TAC) today announced it has been named to the North American Dow Jones Sustainability Index (DJSI) for a third consecutive year. TransAlta is one of 22 Canadian companies on the index, and one of only two Canadian companies in the utility sector represented. This year, 125 companies were recognized on the North American DJSI.

Inclusion in the DJSI is granted to companies that lead their industries toward sustainability by setting standards for best practice, and demonstrating superior environmental, social and economic performance.

"We're very gratified to be recognized as a member of the Dow Jones Sustainability Index," said TransAlta President & CEO, Steve Snyder. "Recognition and validation of our sustainability practices highlight our commitment to building a sustainable company that continually creates value for our shareowners. TransAlta's long term business model focuses on delivering steady returns in a capital intensive, commodity-price sensitive business."

TransAlta has:

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Reduced its Greenhouse Gas Emissions (GHG) intensity by 12 per cent (from 1990 to 2007) through operational improvements, and renewables growth.

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Driven NOx emission intensity below the Canadian Electricity Association (CEA) benchmark.

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Advanced the development of wind energy in Canada; construction is underway on wind farms in Alberta and New Brunswick that will nearly double TransAlta's wind generating capacity by 2010.

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Invested more than $6 million (for 2007) to support sustainability in the communities we operate in.

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Reduced our employee safety injury frequency rate by 50 per cent.

"We have many achievements to be proud of - including leading the piloting of new technologies like mercury control and carbon capture and storage to reduce our environmental footprint," added Mr. Snyder.

Launched in 1999, the Dow Jones Sustainability Indexes follow a best-in-class approach and include sustainability leaders from each industry on a global and regional level respectively. The annual review of the DJSI companies is based on a thorough analysis of corporate economic, environmental and social performance, assessing issues such as corporate governance, risk management, climate change mitigation, supply chain standards and labor practices. TransAlta was invited to take part in the DJSI review process by submitting an application and providing publicly available information. For more on information on the DJSI, visit their website at www.sustainability-indexes.com.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce3@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com